July 3, 2017

Dietrich A. King
Assistant Director
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Great Southern Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2017
File No. 000-18082

Dear Mr. King:

Great Southern Bancorp, Inc. (the "Company," "we," "us" or "our") submits this letter in response to the comment of the staff (the "Staff") of the Securities and Exchange Commission contained in your letter dated June 21, 2017 (the "Comment Letter") on the above-referenced filings.  For your convenience, we have set forth below in boldface type the text of the Staff's comment from the Comment Letter, followed by our response.
Definitive Proxy Statement on Schedule 14A Filed March 27, 2017
Executive Compensation
Bonuses, page 13
1.
Regarding the awards under your 2016 Annual Incentive Bonus Plan, please tell us the targeted and achieved earnings per share measures used to determine one-half of the bonuses paid, and please tell us the factors the compensation committee considered to evaluate individual performance for the purpose of determining the other half of the bonuses paid. In addition, please tell us why you have not filed the 2016 Annual Incentive Bonus Plan as an exhibit to your reports.

RESPONSE:  The earnings per share component was based on actual quarterly earnings per share relative to targeted quarterly earnings per share, with each quarter receiving an equal weighting in determining that component.  For the quarterly periods during 2016, the targeted and actual levels of earnings per share were as follows:

1451 E. Battlefield, Springfield, MO  65804
(800) 749-7113

Dietrich A. King
July 3, 2017

First Quarter 2016
Targeted EPS	Percentage received for EPS component

$0.75	50%
0.76	75%
0.77	100%
0.78	110%

Earnings per share for the first quarter of 2016 calculated in accordance with accounting principles generally accepted in the United States ("GAAP") were $0.70.  The actual earnings per share used for purposes of the bonus plan was an adjusted (non-GAAP) measure of earnings per share of $0.787, which reflected non-operational activity during the quarter resulting in adjustments of:  (i) $0.027 per share for expenses associated with the early termination during the quarter of Great Southern Bank's loss-sharing agreements with the Federal Deposit Insurance Corporation (the "FDIC") in connection with three FDIC-assisted transactions; and (ii) $0.06 per share for expenses associated with Great Southern Bank's acquisition of 12 branches from Fifth Third Bank during the quarter.
Second Quarter 2016
Targeted EPS	Percentage received for EPS component

$0.82	50%
0.83	75%
0.84	100%
0.85	110%

Earnings per share for the second quarter of 2016 calculated in accordance with GAAP were $0.89.  No adjustment during this quarter was warranted, so this amount was used as the actual earnings per share for purposes of the bonus plan.
Third Quarter 2016
Targeted EPS	Percentage received for EPS component

$0.85	50%
0.86	75%
0.87	100%
0.88	110%

Earnings per share for the third quarter of 2016 calculated in accordance with GAAP were $0.80.  No adjustment during this quarter was warranted, so this amount was used as the actual earnings per share for purposes of the bonus plan.

Dietrich A. King
July 3, 2017

Fourth Quarter
Targeted EPS	Percentage received for EPS component

$0.86	50%
0.87	75%
0.88	100%
0.89	110%

Earnings per share for the fourth quarter of 2016 calculated in accordance with GAAP were $0.83.  The actual earnings per share used for purposes of the bonus plan was an adjusted (non-GAAP) measure of earnings per share of $0.88, which reflected non-operational activity during the quarter resulting in an adjustment of $0.05 per share for expenses relating to the Company's subordinated notes offering completed during the third quarter of 2016.
For the individual performance component of the bonuses paid to the named executive officers who participated in the 2016 Annual Incentive Bonus Plan (Rex A. Copeland, Steven G. Mitchem and Douglas W. Marrs), the factors considered included the following accomplishments during 2016 attributable to the efforts of these officers, in addition to recognition of their contributions to the Company's normal, day-to-day operations: Mr. Copeland – the successful negotiation of the termination of loss-sharing agreements with the FDIC for three of the Company's FDIC-assisted transactions and the successful completion of the Company's subordinated notes offering; Mr. Mitchem – the size of the Company's loan portfolio in light of competitive market conditions and the overall level of credit quality of the portfolio; Mr. Marrs – the successful completion of the integration of the 12 branches acquired from Fifth Third Bank and the associated data processing conversion and, as part of the Company's ongoing efforts to prevent fraud, the substantial progress achieved during the year in connection with the reissuance of chip-based debit cards to all holders. It was determined that Mr. Mitchem earned 100% of the individual performance component and that Messrs. Copeland and Marrs each earned 90% of the individual performance component.
In future filings containing a Compensation Discussion and Analysis, the Company plans to provide a comparable level of detail in the explanation of any bonuses awarded for the applicable year to its named executive officers.
While there is no stand-alone plan document for the 2016 Annual Incentive Bonus Plan, a summary of the plan is contained in the description of the executive officer compensation arrangements for 2016 filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Dietrich A. King
July 3, 2017

Should the Staff have any questions or further comments, please contact the undersigned at (417) 887-4400 or Martin L. Meyrowitz, P.C. of Silver, Freedman, Taff & Tiernan LLP at (202) 295-4527.
Sincerely,

/s/ Joseph W. Turner

Joseph W. Turner
President and Chief Executive Officer

cc: Martin L. Meyrowitz, P.C.